Simpson Thacher & Bartlett LLP
900 G Street, N.W. Washington, DC 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5592	E-mail Address steven.grigoriou@stblaw.com

August 15, 2023

VIA EDGAR

Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: AG Twin Brook Capital Income Fund (File No. 814-01523)
Preliminary Proxy Statement on Schedule 14A

Dear Ms. Rossotto:

On behalf of AG Twin Brook Capital Income Fund (the “Fund”), we are providing the following responses to comments received by telephone from you on August 1, 2023 relating to the Fund’s preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A on July 21, 2023 (the “Proxy Statement”).

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under each reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Proxy Statement, unless otherwise stated. All capitalized terms used but not defined in this letter have the meanings given to them in the Proxy Statement.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-2-	August 15, 2023

Staff Comments to Proxy Statement

1.Comment: Please revise the letter to shareholders (the “Letter”) to (i) include a plain English explanation of the Transaction, avoiding legalese and defined terms and (ii) state whether there will be any changes to the Fund as a result of the Transaction, including to its fees or overall management process.

Response: On behalf of the Fund, we confirm that we have revised the Letter accordingly.

2.Comment: Please review the necessity of defined terms and inclusion of any technical language in the Letter and revise to streamline the disclosure for ease of shareholder review.

Response: On behalf of the Fund, we confirm that we have revised the Proxy Statement and associated materials accordingly.

3.Comment: Please revise the Notice of Special Meeting of Shareholders (the “Notice”) to (i) explain what happens if the shareholders do not approve the New Investment Management Agreement and (ii) remove a reference to “joint” proxy statement.

Response: On behalf of the Fund, we confirm that we have revised the Notice accordingly.

4.Comment: Please review the necessity of defined terms in the Proxy Statement and limit where possible.

Response: On behalf of the Fund, we confirm that we have revised the Proxy Statement accordingly.

5.Comment: Please revise the Proxy Statement to clarify what is meant by “Angelo Gordon (including the Adviser) will become a significant new investing platform within TPG”.

Response: On behalf of the Fund, we confirm that we have revised the Proxy Statement accordingly.

6.Comment: Please revise the answer to “Q: Why am I being asked to vote on the New Investment Management Agreement?” in the “Questions and Answers” section of the Proxy Statement to explain Specified Percentage requirements in plain English.

Response: On behalf of the Fund, we confirm that we have revised the Proxy Statement and accordingly.

7.Comment: We note that the answer to “Q: Will the management and incentive fees payable by the Company change under the New Investment Management Agreement?” states that “Substantial additional fees and expenses may also continue to be charged

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Securities and Exchange Commission	-3-	August 15, 2023
by the Administrator to the Fund for services provided under the Administration Agreement….” We believe the reference to “additional fees and expenses” means in addition to the base management fee discussed in the prior sentence and not “additional” as a result of the Transaction. Please confirm this understanding.

Response: On behalf of the Fund, we confirm that the reference to “additional fees and expenses” means in addition to the base management fee discussed in the prior sentence and not “additional” as a result of the Transaction. We have revised the Proxy Statement accordingly.

8.Comment: We note that on page 13 of the Proxy Statement you state that there is no proposed change in the management fees payable for “investment advisory services” under the New Investment Management Agreement. Please confirm that “investment advisory services” refers to those services disclosed under “Management Services” on pages 12-13 of the Proxy Statement.

Response: On behalf of the Fund, we confirm that “investment advisory services” refers to those services disclosed under “Management Services” on pages 12-13 of the Proxy Statement. We have revised the Proxy Statement accordingly.

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Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,
/s/ Steven Grigoriou
Steven Grigoriou

cc:	Jenny B. Neslin, AG Twin Brook Capital Income Fund
Rajib Chanda, Simpson Thacher & Bartlett LLP
Melissa Tuarez Herr, Simpson Thacher & Bartlett LLP